FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM announces BlackBerry Mobile Voice System Support for OpenScape Voice from Siemens Enterprise Communications	3

Document 1

April 17, 2012

RIM announces BlackBerry Mobile Voice System Support for OpenScape Voice from Siemens Enterprise Communications

London, UK – April 17, 2012 – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that BlackBerry® Mobile Voice System (MVS) 5.1 now supports OpenScape Voice V6 from Siemens Enterprise Communications. The solution allows customers to access desk phone functionality on their BlackBerry® smartphone.

BlackBerry MVS, together with OpenScape Voice, can be used to provide a comprehensive Fixed-Mobile Convergence (FMC) solution for BlackBerry smartphone users. Siemens Enterprise Communications customers will now be able to place and receive desk phone calls on their BlackBerry smartphones and enjoy the convenience of single number reach, extension dialing and phone features such as hold, transfer and ad-hoc conferencing.

For connection with OpenScape Voice, customers can use AudioCodes Mediant Gateway, which will allow BlackBerry MVS to be used with mobile as well as Wi-Fi® networks, such as the Enterasys Wireless solution from Enterasys Networks, a Siemens Enterprise Communications company. With BlackBerry MVS, calls are routed through the company’s phone system, and administrators can set IT policies and controls to take advantage of least-cost routing and save on long-distance and international roaming charges. Call routing through the corporate phone system can also help with adherence to company policies and regulatory compliance requirements.

Alan Panezic, VP, Enterprise Product Management & Marketing at RIM, said, “Mobile and flexible working is now commonplace around the world and BlackBerry MVS gives companies the means to further leverage their corporate phone system and better support employees while they are away from their desks. Giving users a wireless extension of the corporate phone system via their BlackBerry smartphones can improve workforce productivity, save costs on long-distance and international roaming charges and reduce employee cell minute usage by allowing Wi-Fi-based phone calls from work, public hotspots and at home.”

Rick Puskar, Senior Vice President, Global Portfolio Management at Siemens Enterprise Communications, said, “Siemens Enterprise Communications is pleased to add BlackBerry MVS support to our rich OpenScape UC portfolio. Mobility continues to be an area of innovation for us, and BlackBerry MVS will help our joint customers increase their mobile productivity and simultaneously drive overall cost-efficiencies. This solution provides a simplified communications experience which ultimately benefits both IT departments and their end-users.”

In addition to support for Siemens Enterprise Communications, BlackBerry MVS supports corporate phone systems from Mitel, Avaya, Nortel and Cisco.  For more information about BlackBerry MVS, please visit www.blackberry.com/mvs.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Worldwide (for RIM)
(212) 336-7509
mconway@brodeur.com

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 18, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer